FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2004
Commission File Number 001-15130

NEW SKIES SATELLITES N.V

(Exact name of registrant as specified in its charter)

The Netherlands

(Jurisdiction of incorporation or organization)

Rooseveltplantsoen 4 2517 KR The Hague The Netherlands

(Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes            No     X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes            No     X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
.............................N/A...........................................................................................

Other Events

New Skies Satellites N.V., a public limited liability company organized under the laws of The Netherlands (“New Skies”), the global satellite communications company, on June 6, 2004, announced that it had signed a definitive agreement for the sale of the company to affiliates of The Blackstone Group, a leading private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share. Copies of the press release issued by New Skies and the definitive agreement are attached hereto as Exhibits 99.1 and 2.1, respectively, and are incorporated herein by reference.

Exhibit Number	Description

2.1	Acquisition Agreement, dated as of June 5, 2004, by and among New Skies Satellites N.V., Neptune One Holdings Ltd. and Munaro Holding B.V.

99.1	Press Release of New Skies Satellites N.V., dated June 6, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne
Name: Andrew Browne
Title:   CFO and Management Board Member

Date: June 6, 2004

NEW SKIES SATELLITES N.V. EXHIBIT INDEX

Exhibit Number	Description

2.1	Acquisition Agreement, dated as of June 5, 2004, by and among New Skies Satellites N.V., Neptune One Holdings Ltd. and Munaro Holding B.V.

99.1	Press Release of New Skies Satellites N.V. , dated June 6, 2004.